Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

1188-550 Burrard Street
Bentall 5
Vancouver, B.C.
Canada V6C 2B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☐                Form 40-F      ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2026	ELDORADO GOLD CORPORATION

	By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

Exhibits

Exhibit No.	Description
99.1	Joint Management Information Circular of Eldorado Gold Corporation and Foran Mining Corporation
99.2	Form of Proxy